Exhibit (a)(5)(F)
July 20, 2010
Press Release
Company Name: NTT Data Corporation
Representative: Toru Yamashita, President and CEO
(Code No.: 9613, Tokyo Stock Exchange, First Section)
Contact: Takashi Kanae, General Manager, IR & Finance Department
(Telephone: 03-5546-9962)
Notice Regarding Results of a Tender Offer in the U.S. Market
     NTT DATA Corporation (“NTT DATA”) announces that its tender offer to acquire the common shares of Intelligroup Inc. (“Intelligroup”), a Princeton, New Jersey based IT services company headed by CEO Vikram Gulati (the “TO”), that commenced on June 21, 2010 pursuant to a resolution adopted by the NTT DATA Board of Directors on June 14, 2010, was completed as of midnight on July 19, 2010 (U.S. Eastern Time), the results of which are set forth below. The tender offer was conducted through Mobius Subsidiary Corporation (“Mobius”), a Newark, New Jersey based, wholly-owned subsidiary of NTT DATA International L.L.C. (“NDI”), which is a New York City, New York based, wholly-owned subsidiary of NTT DATA Corporation. NTT DATA Corporation is also making an announcement in the United States in accordance with tender offer rules in the United States. Article 27, Paragraph 2, Item (1) of Japan’s Financial Instruments and Exchange Law is not applicable to the TO.
1. Summary of the TO

(1) TO conducted through:	Mobius Subsidiary Corporation
(2) Target:	Intelligroup, Inc.
(3) Type of shares acquired:	Common shares
(4) Offer period:	Monday, June 21 to Monday, July 19, 2010 (U.S. Eastern Standard Time; 20 business days in the U.S.)
(5) Offer price:	U.S.$4.65 per share
(6) Minimum number of tendered shares as a condition to closing the TO:	More than 50% of Intelligroup’s issued shares (on a fully-diluted basis)

2. Results of the TO

(1)	Status of tendered shares (as of 12:00 a.m. on July 20, 2010 U.S. Eastern Standard Time)
Percentage of outstanding shares planned to be acquired: 100%
Percentage of outstanding shares tendered: Approximately 96.50%

(The above excludes shares tendered through a Notice of Guaranteed Delivery*[1], which were approximately 0.09% of outstanding shares (approximately 39,005 shares))

(2)	Result of the TO:

Because the number of shares tendered exceeded the minimum number of tendered shares specified in 1(6), Mobius will acquire all of the tendered shares.

(3)	Price to be paid for tendered shares (as of July 19, 2010 (U.S. Eastern Standard Time)): Approximately U.S.$185MM

3.	Policy After the TO and Future Outlook
     Given the results of the TO, a short form merger (a merger procedure that does not require a general shareholders meeting be held) will be implemented pursuant to New Jersey law with Mobius as the non-surviving company and Intelligroup as the surviving company. As a result of the merger, Intelligroup will be a wholly-owned subsidiary of NDI, trading of Intelligroup’s shares on the over-the-counter market will cease and its reporting obligations will be suspended. Pursuant to the short form merger, any shares that were not tendered pursuant to the tender offer will automatically be cancelled and converted to a right to receive US$4.65 per share in cash.

*1. Notice of Guaranteed Delivery
When a shareholder seeks to tender shares in response to a tender offer, in cases where the shareholder is unable to complete the tender procedures by the end of the tender offer period for certain reasons, this document makes it possible to tender shares within three business days following the conclusion of the tender offer through its submission by shareholders to a prescribed financial institution.
<Note>
This press release contains forward-looking statements. Such forward-looking statements are indicated by the words “believes,” “expects,” “intends,” “anticipates,” “plans,” “should,” “is likely,” “is projected,” “future,” etc., and other similar expressions and by explanations of strategies, targets, plans, and so on. Actual results that differ materially from the future projections stated in this press release may occur in the future due to a large number of factors. Such factors include (1) general conditions in the industry including the macro-economic environment and the competitive environment in the IT industry, (2) matters and risks concerning regulations and litigation, (3) changes in legal systems, (4) the effects of amendments of tax laws and other statutes and changes in general economic conditions, (5) the risk that the conditions necessary for completion of the transactions will not be fulfilled, (6) the risk that approval from regulatory authorities necessary for the transaction will not be obtained and the risk that unanticipated conditions will be attached to such approval, and (7) risks relating to implementation of the transactions and other risks.
This press release is intended to provide information only and is not an offer to purchase or a solicitation to sell the common shares of Intelligroup. The TO was by Mobius pursuant to a Tender Offer Statement (including a proposal for capital tie-up, letters of transmittal, and other documents relating to the tender offer) on a Schedule TO filed with the United States Securities and Exchange Commission (the “SEC”). Investors and shareholders may obtain free copies of documents filed by Mobius with the SEC and other documents from the SEC website at www.sec.gov.